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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Elm Street, Suite 3900
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim R. Hall — (214) 720-0055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Kristi P. Wetherington and Tim R. Hall, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Capital Institutional Services, Inc., as of December 31, 2015, are true and correct and such financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer and President

Title

Signature

Chief Financial Officer and Treasurer

Title


JUDY L. SULLIVAN
Notary Public, State of Texas
Comm. Expires 07-19-2018
Notary ID 603670-0

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Shareholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CAPITAL INSTITUTIONAL SERVICES, INC.

Statement of Financial Condition

As of December 31, 2015



CAPITAL INSTITUTIONAL SERVICES, INC.

CAPITAL INSTITUTIONAL SERVICES, INC.

Statement of Financial Condition

As of December 31, 2015

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Capital Institutional Services, Inc.

We have audited the accompanying statement of financial condition of Capital Institutional Services, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Institutional Services, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2016

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Assets	
Cash	$ 232,945
Cash segregated under federal regulations	2,112,052
Short-term investments	22,148,600
Investments	2,265,635
Receivables from brokers and dealers	221,592
Deferred research costs, net	1,367,004
Furniture and equipment, at cost, less accumulated depreciation of $2,751,360	585,112
Other assets	2,504,792
Total Assets	**$ 31,437,732**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 4,418,931
Accrued commissions and bonuses	1,457,718
Accrued research services	8,304,693
Accrued state income taxes	23,627
Total Liabilities	14,204,969
Commitments and contingencies	
Shareholders' Equity	
Voting common stock, $0.01 par value, 1,000,000 shares authorized, 20,842 shares issued and outstanding	208
Non-voting common stock, $0.01 par value, 9,000,000 shares authorized, 187,578 shares issued and outstanding	1,876
Additional paid-in capital	27,355
Retained earnings	17,203,324
Total Shareholders' Equity	17,232,763
Total Liabilities and Shareholders' Equity	**$ 31,437,732**

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt, equity, futures, options and currency transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its offices in Dallas, Texas and New York, NY.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions from the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Credit. As the Company acts as an agent in these transactions, it records expenses on a net basis within commission revenue on the statement of income. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company or another broker dealer. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers.

Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statement of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statement of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

The reserve for uncollectible negative Research Credit balances is determined using a method which approximates net realizable value.

Commission Rebate

The Company provides a commission rebate program to Plan Sponsors whereby a portion of the commissions associated with trades executed on their behalf are rebated back to the plan. Plan Sponsors may also make payments to vendors to offset certain plan expenses.

Securities Transactions

Commissions earned on securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Note 1- Nature of Operations and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 5).

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Proprietary Accounts of Introducing Brokers

Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Common Stock

The Company has voting and non-voting classes of common stock. Both classes of common stock are treated equally with respect to the declaration and payment of dividends, the making of any distribution in connection with the dissolution and winding up of the Company, or in any merger or consolidation. Holders of voting common stock have voting rights at all meetings of shareholders, whereas holders of non-voting common stock have no voting rights.

Recent Accounting Pronouncement

Financial Accounting Standards Board Accounting Standards Update (ASU) 2014-09 provides a robust framework for addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP. The revenue recognition policies of almost all entities will be affected by the new guidance in the ASU. For public business entities, the guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $2,112,052 has been segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Concentration Risk

At various times throughout 2015, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000.

CAPITAL INSTITUTIONAL SERVICES, INC.
Notes to Financial Statement
December 31, 2015

Note 4 - Short-Term Investments

Short-term investments consist primarily of money market funds which are highly liquid instruments readily convertible to known amounts of cash as well as certificates of deposit with maturities of less than one year. At December 31, 2015, money market funds and certificates of deposit were $17,594,247 and $4,554,353, respectively.

Note 5 - Investments

The cost and estimated fair values of investment securities at December 31, 2015 are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury Notes	$ 500,000	$ --	$ (800)	$ 499,200
Mutual Funds	1,662,852	103,583	--	1,766,435
Total	$ 2,162,852	$ 103,583	$ (800)	$ 2,265,635

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.
In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. This methodology prioritizes the inputs to valuation techniques by giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the year ended December 31, 2015.

Investments in U.S. Treasury Notes and Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments.

At December 31, 2015, the Company did not hold any financial liabilities measured at fair value.

Note 6 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2015:

	Estimated Useful Life	
Furniture, fixtures and leasehold improvements	7 years	$ 1,295,852
Computer equipment	5 years	1,178,131
Computer software	5 years	862,489
		3,336,472
Less – accumulated depreciation		(2,751,360)
Total		$ 585,112

Note 7 - Customer Protection - Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 8 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2015, the Company had net capital as defined by Rule 15c3-1 of $12,234,359 which was $11,984,359 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes. Such distributions totaled $1,333,690.

During January 2016, the Company made cash distributions of $210,487 to shareholders.

Note 10 - Commitments

The Company leases office and equipment under operating leases with expiration dates through July, 2023. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2015 are as follows:

Year Ending December 31		Amount
2016	$	424,134
2017		369,764
2018		367,423
2019		402,771
2020		414,824
Thereafter		1,113,951
Total	$	3,092,867

Note 11 - Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. The vast majority of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution.

In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation.

At December 31, 2015, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 12 - Financial Instruments with Off-Balance-Sheet Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2015, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.